December 9, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-4631

Re:	Health Advance Inc. Registration Statement on Form S-1 Filed September 30, 2011 File No. 333-177122

Dear Charles Lee:

We represent Health Advance, Inc. (“Health Advance” or, the “Company,” “we,” “us,” or “our”).  By letter dated October 24, 2011 the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Registration Statement (the “Registration Statement”) on Form S-1 filed on September 30, 2011. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

General

1.
Please provide us with your analysis, based on the factors set forth in item 612.09 in our Securities Act Rules Compliance and Disclosure Interpretations, for why you have not identified the selling shareholders as underwriters.

Response: The Registration Statement on Form S-1/A has been revised to reduce the number of shares being registered to 228,360. The reduction was computed by taking one third of the public float held by non-affiliates (Total O/S = 2,292,000 less affiliated shares = 1.6M = 692,000 x 1/3). This reduction considers Rule 415 and item 612.09 in the Securities Act Rules Compliance and Disclosure Interpretations.

2.
Based on the factors noted below, it appears that you may be a blank check company, as defined in Securities Act Rule 419. Please revise the registration statement to comply with Securities Act Rule 419 and prominently disclose that you are a blank check company. Alternatively, please provide us with your analysis for why Securities Act Rule 419 does not apply.

• You have not generated any revenues to date.

• You have not engaged any suppliers.

•  You will be unable to implement your business plan without substantial additional funding.

Response: The Registration Statement on Form S-1 has been revised on page 1 to disclose the steps the Company has taken to further its business plan, including the establishment of accounts with wholesale distributors that the Company will purchase from in order to fulfill customer orders. We have arrangements made with suppliers, have a developed operational website and are open for business. Although we have not generated sales, we are implementing our business plan and therefore do not believe we are a blank check company. The next steps to our business plan include marketing and sales activities to generate customers and revenue. We do not believe the funding necessary is considered considered substantial and the current controlling shareholder is in the position to fund the remaining costs for short term growth, in the event other sources are not obtained.

3.
Please file a Form D for the offering completed in June 2011 pursuant to Securities Act Rule 506. See Securities Act Rule 503.

Response: A Form D was not required to be filed pursuant to Securities Act Rule 506 because all of the investors who participated in our offering completed in June 2011 were not U.S. citizens.

4.
We note that you have not generated any revenues and do not have any agreements with suppliers. Accordingly, it appears that you have not begun operations. Please revise throughout the prospectus to remove statements that imply you have operations. As examples, we note the following disclosure:

•	Statements in the last risk factor on page 4 regarding your suppliers and that you “generally do not control the actual production of the products you sell....”

•	Statement that you “ship almost all of [y]our orders through third-party delivery services, and typically bear the cost of shipment” in the first risk factor on page 5.

•	Statement regarding “[y]our ability to maintain satisfactory relationships with qualified sales personnel as well as customers, suppliers and manufacturers” in the second risk factor on page 5.

•	Statement that you “are able to operate more cost efficiently and complete as a discounter...” under “Description of Business—General” on page 10.

•	Statement that you are “known for...” under “Description of Business—General” on page 10.

•
Statements under “Strategy” on page 11 regarding “strengthening the Company’s position as a leading home health care provider” and “Strengthening Health Advance’s Leadership Position in the Health Care Industry.”

Response: The Registration Statement on Form S-1/A has been revised to delete or revise the above noted points.

5.
We note that you have one part-time employee. Accordingly, please revise throughout the prospectus to remove implications that you have more than one part-time employee. As examples, we note the following disclosure:

•	References to “management team” and “senior management” in the penultimate risk factor on page 5.

•	Reference to “educated staff” under “Growth Markets—Ostomy Products” on page 14.

•	Reference to your “team in India” in the second paragraph under “Website Product Management” on page 16.

•	Reference to “small team” in the second paragraph under “Order Fulfillment” on page 17.

•	Reference to “customer service team” in the first paragraph under “Returns” on page 17.

•	Reference to “marketing team” in the first paragraph under “Marketing and Brand Recognition” on page 19.

•	Reference to “onsite development team” in the penultimate paragraph under “Website” on page 19.

Response: The Registration Statement on Form S-1/A has been revised to delete or revise the above noted points with the exception of the first bullet point which is addressed in comment 11 below.

Table of Contents

6.
Please move the table of contents so that it appears on the inside front cover page of the prospectus. Please also revise to show the page number of the various sections or subdivisions of the prospectus. See Item 502(a) of Regulation S-K.

Response:  The table of contents has been moved to the inside front cover page of the prospectus.

Summary Financial Data, page 2

7.
Your total operating expenses for the year ending July 31, 2011 and from inception April 14, 2010 through July 31, 2011 does not agree to your statement of operations which presents operating expenses for these periods of $67,904. Please revise.

Response: The Summary Financial Data on page 2 has been revised to disclose operating expenses equal to $67,904.

Risk Factors, page 3

We are subject to regulations relating to governmental anti money laundering ..., page 3

8.	Please explain to us why this risk factor is relevant to your business of selling medical/surgical supplies.

Response: The Registration Statement on Form S-1/A has been revised on page 3 to delete the risk factor in question.

The ability to successfully deploy our business model is heavily dependent ..., page 4

9.
Please refer to the fourth risk factor on page four. Please explain to us why a devaluation of the US Dollar and Canadian Dollar relative to the Euro could have a serious adverse economic impact on you and your ability to obtain funding and generate projected revenues.

Response: The Registration Statement on Form S-1/A has been revised on page 4 to delete the portion of the risk factor in question.

Because substantially all of the products that we distribute are not ..., page 4

10.
We note from your website that you do not appear to sell an influenza vaccine. We also note that you have generated no revenues to date and thus do not appear to have any other high sales volume product. As a result, please revise the last sentence of this risk factor or tell us why it is not appropriate to do so.

Response: The Registration Statement on Form S-1/A has been revised on page 4 to delete the verbiage in question.

The lack of public company experience of our management team could ..., page 4

11.
In light of your disclosure regarding the public company experience of Mr. Starkman disclosed under the heading “Directors, Executive Officers, Promoters and Control Persons” on page 17, please revise or delete this risk.

Response: The Registration Statement on Form S-1/A has been revised on page 4 to delete the risk factor in question.

Selling Shareholders, page 7

12.
Please disclose the natural persons who have sole or shared voting or investment power over each selling shareholders that is an entity. For guidance, please consider Question 140.02 in our Regulation S-K Compliance and Disclosure Interpretations.

Response: The Registration Statement on Form S-1/A has been revised on page 7 to update the Selling Shareholders relationships.

13.
We note the statement at the top of page 8 that “[e]xcept as listed above ... none of the selling shareholders or their beneficial owners ... are broker-dealers or affiliated with broker-dealers.” However, it does not appear that you have identified any of the selling stockholders as a broker-dealer or an affiliate of a broker-dealer. Please revise to clarify whether any selling stockholder is a broker dealer or an affiliate of a broker-dealer.

Response: The Registration Statement on Form S-1/A has been revised on page 8 to clarify that none of the selling shareholders are broker-dealers, or an affiliate of a broker-dealer.

Description of Securities to be Registered, page 8 General, page 8

14.	Your charter indicates that you are authorized to issue 500,000,000 common shares and does not disclose a par value. Please reconcile under this heading and elsewhere, as appropriate.

Response: The Registration Statement on Form S-1/A has been revised on page 8 to disclose that we are authorized to issue 500,000,000 shares of common stock.

Common Stock, page 8

15.
Please revise the second paragraph, first sentence on page 9 to clarify that the offering contemplated by the prospectus is not a private placement. Please also revise this sentence to state, if correct, that it is your counsel’s opinion that all shares outstanding are fully paid for and non-assessable and all shares which are the subject of the prospectus are fully paid and non-assessable.

Response: The Registration Statement on Form S-1/A has been revised on page 9 to clarify that the offering contemplated by the prospectus is not a private placement and that counsel concludes that all shares outstanding are fully paid for and non-assessable and all shares which are the subject of the prospectus are fully paid and non-assessable.

Item 11. Information with Respect to the Registrant, page 10

16.	You cite, throughout this section, statistics related to your industry and related to medical conditions, and costs associated with such conditions. Please disclose the sources for these statistics.

Response: The Registration Statement on Form S-1/A has been revised on page 11 to delete the statistical information.

17.
You state in the first paragraph under this heading that you have monthly expenses of approximately $1,000. Please explain how this is the case given that your annual expense for fiscal year 2011 was $67,904 which far exceeds $1,000 per month. Furthermore, your disclosure on page 22 states that operational, general and administrative expenses for the next 12 months are expected to be approximately $200,000. Please revise your disclosures as necessary to be consistent.

Response: The Registration Statement on Form S-1/A has been revised on pages 10 and 22 to reconcile our recorded expenses to our anticipated expenses.

System Management, page 16

18.	Please explain to us how you are currently offering 3,900 products if you do not have any formal agreements in place with any suppliers.

Response: The Registration Statement on Form S-1/A has been revised on page 16 to disclose that although we do not have formal agreements in place, we do have accounts set up with multiple wholesale distributors enabling us to make purchases with them. Since we work with various vendors, we do not believe it is necessary to formalize any long-term contracts with any particular vendor.

Shipping, page 18

19.
You state here that you do not offer free shipping as part of a plan to be as upfront as possible about pricing; however, the risk factor at the top of page five states that you typically bear the cost of shipment. Please explain this discrepancy and clarify your disclosure.

Response: The Registration Statement on Form S-1/A has been revised on page 5 to disclose that we do not offer free shipping and that the risk to our business increased shipping costs may pose is related to whether consumers will choose to transact with us at all in the event that increased shipping costs outweigh any product cost savings that we may be able to offer to our customers.

Market for Common Equity and Related Stockholder Matters, page 21  Rule 144 Shares, page 21

20.
Please reconcile the first sentence, which states that there are no shares available for resale under Securities Act Rule 144 as of September 30, 2011, with the second and third sentences, which state that there are 792,000 shares available for resale under Securities Act Rule 144 as of September 30, 2011. If you believe that shares of your common stock are available for resale under Securities Act Rule 144, then please provide us with your analysis for why such shares are eligible.

Response: The Registration Statement on Form S-1/A has been revised on page 21 to disclose that there are 792,000 shares available for resale under Securities Act Rule 144 upon the effectiveness of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

Plan of Operation, page 21

21.
We note your references to periods such as “the next 12 months.” Please clarify whether this refers to the 12 month period following your July 31, 2011 year end or the 12 month period following the date of the filing of your registration statement. Please also clarify and define other time frames referenced, such as “within 24 months,” “the first 12 months of operations,” “last quarter of year 1,” “beginning of year 2,” and “year 3.”

Response: The Registration Statement on Form S-1/A has been revised on page 21 to clarify the information in question.

22.
We note your discussion of expected revenues, completion of financings and execution of business programs such as replacing existing major wholesaler relationships and establishing direct-from-manufacturer programs. Please expand your disclosure to discuss the specific steps you will take to execute your business plan, including how you plan to achieve the revenue milestones, how you will obtain financing, and how you will execute your business programs. Since it appears that your business plan is three years, you may want to describe the actions you will take in each of the three years to correspond to each year’s milestone.

Response: The Registration Statement on Form S-1/A has been revised on page 22 to disclose our three year business plan.

Capital Resources and Liquidity, page 23

23.
You state that consideration received from your unregistered common share sales was  to $74,200. Please revise your disclosure to clarify, if true, that you received $9,200 in cash for sales of unregistered common stock sales and that $65,000 of unregistered common stock was issued in exchange for services.

Response: The Registration Statement on Form S-1/A has been revised on page 23 to disclose that the Company received $9,200 in cash for sales of unregistered common stock sales and that $65,000 of unregistered common stock was issued in exchange for service.

24.
You disclose that legal and accounting and general and administrative expense for the next 12 months will total approximately $15,000; however, the table on page 22 indicates that legal and accounting costs will approximate $15,000 for the next 12 months and that general and administrative expenses will approximate $10,000 for the next 12 months. Please reconcile your disclosures. If the $15,000 disclosed here represents the minimum needed to sustain operations, please state this.

Response: The Registration Statement on Form S-1/A has been revised on page 23 to properly disclose that our expected legal and accounting and general and administrative expenses for the next 12 months will total approximately $25,000.

25.
It is unclear why your discussion of future cash requirements only encompasses your legal and accounting and general and administrative expenses. Please revise to discuss your anticipated cash requirements for all operating expenses for the next 12 months. If some of your cash requirements are fixed and others are variable, you may want to disclose this. Also, if your expected cash requirements vary on how aggressively you pursue and implement your plan of operations versus sustaining operations, you may want to disclose a range of anticipated cash requirements based on your level of operations.

Response: The Registration Statement on Form S-1/A has been revised on page 23 to properly disclose all of our expected cash requirements for the next 12 months.

26.
Please disclose whether there is a firm loan agreement in place with your director, John Starkman, and if so, disclose the maximum amount Mr. Starkman will loan you. If there is no firm agreement in place, please state this.

Response: The Registration Statement on Form S-1/A has been revised to disclose on page 23 that there is no firm loan agreement in place with director, John Starkman.

Security Ownership of Certain Beneficial Owners and Management, page 25

27.
Please tell us if Mr. Starkman has voting and/or investment power over the 1,000,000 shares held by 2237815 Ontario Ltd. If he does, then please disclose in the table, on an aggregate basis, the 1,000,000 shares held by such entity and the 401,000 shares held by Mr. Starkman and his wife. Please clarify by footnote the ownership of all 1,401,000 shares.

Response: The Registration Statement on Form S-1/A has been revised on page 25 to disclose that Mr. Starkman has voting and investment power over the 1,000,000 shares held by 2237815 Ontario Ltd.

Transactions with Related Persons, Promoters and Certain Control Persons, page 26

28.
Please disclose the name of the shareholder and director that is receiving payments for rent and overhead costs from you. Please also disclose the aggregate amount that you have paid from January 1, 2011 to the date the prospectus, not the end of your last fiscal year. If the arrangement is pursuant to a contract that provides for periodic payments, then please also disclose the amount of all periodic payments due after the date of the prospectus. See Item 404(a)(1) and (3) of Regulation S-K, Instruction 3.a to Item 404(a) of Regulation S-K and Item 404(d)(1) of Regulation S-K.

Response: The Registration Statement on Form S-1/A has been revised on page 26 to disclose the rental arrangement the Company has with its president and director, Jordan Starkman.

29.
We note your disclosure in the second paragraph on page 10 that you believe you “can satisfy [y]our cash requirements for the next twelve months with [y]our expected revenues and if needed an additional loan from [y]our director, Jordan Starkman.” We note similar disclosure in the penultimate paragraph on page 23. To the extent the $8,420 advance is from Mr. Starkman, please revise to disclose the information required by Item 404(a) of Regulation S-K. See Item 404(d)(1) of Regulation S-K.

Response: There is no transaction, proposed or otherwise, since the beginning of the Company’s last fiscal year, in which the Company was or is to be a party to with Jordan Starkman. Therefore, no additional disclosure is required in the Registration Statement with regard to Item 404(d)(1) of Regulation S-K.

Financial Statements, page F-1

Statements of Operations and Comprehensive Income, page F-3

30.
Please provide us with the calculation of your weighted average number of shares outstanding for the year ended July 31, 2011, and revise your weighted average number of shares outstanding and earnings per share as appropriate. We remind you that the weighted average number of shares outstanding encompasses each issuance of common shares for the relative portion of the fiscal year during which such shares have been outstanding. See ASC 260-10-45-10.

Response: We have corrected the calculation of weighted shares outstanding in the amended S-1.  Our calculation is below:

Opening	100%	1,400,000	1,400,000
Issued January 1, 2011	58%	100,000	58,333
Issued March 31, 2011	33%	550,000	183,333
Issued July 31, 2011	0%	92,000	-

Total			1,641,667

Statement of Stockholders’ Equity, page F-4

31.
We note your line item “translation adjustment” for $14,000 in your statement of stockholders’ equity. We also note the disclosure in Note 7 on page F-8 that the controlling shareholder contributed management services of $2,000 per month totaling $14,000. Please explain your line item “translation adjustment” and the foreign currency transaction for which this was recorded. If this line item relates to the contribution of management services described in Note 7 rather than a foreign currency transaction, please revise the line item to clearly convey to a reader that this represents contributed management services. If this line item does not relate to the contribution of management services described in Note 7, please tell us where these contributed management services are captured in your statement of stockholders’ equity.

Response: We have corrected this typographical error.  The line should be titled “In-kind contribution of services”

32.
It appears that you used $0.01 as par value for your issuance of 92,000 common stock shares for cash and 650,000 common stock shares for services; however, you state throughout your filing that your par value is $0.001. Please revise your financial statements as necessary or tell us why your current presentation is appropriate.

Response: We have corrected the allocation to par value to agree with the value of $0.001 in our amended S-1.

Statements of Cash Flows, page F-5

33.
You present a $40,000 adjustment in your operating activities as common stock issued for services; however, your statement of stockholders’ equity and other portions of your document state that 650,000 shares of common stock valued at $65,000 were issued for services. Either explain this discrepancy or revise your statement of cash flows accordingly. Also, we note that you had an increase in prepaid expense of $25,000 from the prior year; however, this is not reflected in your statements of cash flows. Either revise your statement of cash flows or tell us why you believe your current presentation is appropriate. If the prepaid expense is a noncash item, please clarify this in the footnotes to your financial statements.

Response: Not all of the stock issued for services was expended in the 2011 year.  The $40,000 is the portion attributable to the 2001 year, i.e. the services net of prepaid.  We have addeda paragraph to the supplemental cash flow note to clarify this.

Notes to the Financial Statements, page F-6

4. Summary of Significant Accounting Policies, page F-6 Earning or Loss Per Share, page F-7

34.
We note your statement that there were no dilutive financial instruments for the period from inception (April 14, 2011) to 31 July 2011. Please revise to state, if true, that your inception date is April 14, 2010.

Response: Our amended S-1 corrects this typographical error.

Signatures, page II-6

35.
Please revise your signature page to conform to the language and requirements of Form S-1. Please also add a signature block to include the signatures of the persons that have signed the registration statement in their capacities as your principal executive officer, principal financial officer, controller and principal accounting officer, and a majority of your board of directors. See page 7 of Form S-1, Instruction 1 to Signatures of Form S-1.

Response: The Signature page has been revised.

Exhibit 5.1

36.
Because the shares being registered by the registration statement have already been issued, counsel’s opinion should state, if correct, that the shares “are validly issued, fully paid and non-assessable.” Counsel’s opinion should not state that such shares “will be, when issued..., validly issued, fully paid and non-assessable.” Please revise. See Section II.B.2.h of Staff Legal Bulletin No. 19.

Response: Exhibit 5.1 has been revised to include the requested language.